PMI VENTURES LTD.
Suite 511 – 475 Howe Street
Vancouver, BC V6C 2B3
Phone: (604) 681-8069 Fax: (604) 682-8094

News Release #04-03	TSX Venture: PMV
February 9, 2004	Issued & Outstanding: 23,475,397
Fully Diluted: 32,768,555

COMMENCEMENT OF DRILLING - ASHANTI II GOLD PROJECT OVERVIEW

PMI Ventures Ltd. (the "Company") [TSX Venture:PMV] is pleased to announce that the next phase of diamond drilling has commenced on the Ashanti II Gold Project, Ghana.

The program, to be completed over the next 5 months, will consist of 2,000 metres of diamond drilling; 80 line kilometres of deep sensing 3D IP geophysical surveys; and a significant rotary drill program to follow the IP surveys. Drilling will be concentrated primarily on the Fromenda concession in the Grid "B" Main and Parallel zones and on their extensions to the southwest and along strike and down dip of the recent discovery holes in the School Zone North and East areas.

In addition, other significant exploration targets outlined throughout the 40 kilometre length of the concessions will also be drill tested – including two sizeable IP anomalies located between and within favourable granitic host rocks in the L34N area; and "Ashanti Obuasi" style shear hosted targets in the Block "C", Kukunapi and Mem areas.

Historical gold showings, abandoned small mines and thousands of recent to ancient artisanal pits are located throughout the length of the PMI controlled concessions. Since the early 1990's the Asankrangwa belt has been worked by numerous companies, with ore bodies discovered, developed and mined out at Obotan, Abore North and Adubiaso. Prior to the Company's involvement, over US$9 million had been spent on exploration of the nine concessions and applications currently controlled by PMI, which cover a total area of 400 sq. km.

Some 30,000 soil samples, 117 trenches, and 36,600 metres of drilling in 660 short holes have been completed to date, with the bulk of the drilling in the Fromenda Grid "B", Gemap Juabo Granite, and Diaso areas.

Previously released results from the 57 best holes, with weighted average gold grades greater than 10.0 g/t m (grade in g/t Au multiplied by the intersected width in metres), are summarized below:

PROPERTY	HOLEID	G/t*m	INTERSECTION (m)/WEIGHTED AVG GRADE g/t Au	INTERVAL (m)
Fromenda	03FBDDH007	128.00	42.6m/3.0g/tAu	44.7-87.3m
Fromenda	FNBRC007	108.00	9m/12g/tAu incl. 2m/50g/tAu	14-23m,16-18m
Fromenda	03FBRC036	108.00	4.0m/27.0g/tAu; 5.0m/5.93g/tAu	0-4.0m; 36.0-41.0m
Fromenda	03FBDDH001	81.42	40m/2.71g/tAu	34-74m
Gemap	98JGRAB057	64.03	4m/16.01g/tAu	8-12m
Fromenda	03FBDDH013	52.16	50.7m/1.03g/tAu	10.4-61.0m
Fromenda	FNBRC009	49.00	35m/1.4g/tAu incl. 12m/2.3g/tAu	29-64m,43-55m
Fromenda	03FBRC009	46.40	16.0m/2.90g/tAu	16.0-32.0m
Fromenda	03FBDDH012	45.85	21.4m/2.14g/tAu	3.05-24.45m
Fromenda	99RAB025	45.00	18m/2.5g/tAu incl. 6m/4.4g/tAu,1m/15.5g/tAu,1m/12.4g/tAu	36-54m,38-44m,42m,53m

Fromenda	99RAB026	43.20	5m/1.8g/tAu,8m/5.4g/tAu incl. 1m/18.7g/tAu	33-38m,44-52m,46m
Diaso	99RC029	41.80	5m/8.36g/tAu	45-50m
Fromenda	03FBDDH005	41.35	13.5m/3.05g/tAu	17.9-31.4m
Diaso	97RC018	40.30	5m/8.06g/tAu	0-54m
Fromenda	99RAB043	40.10	1m/40.1g/tAu,2m/1.9g/tAu	14m,30-32m
Fromenda	FNBRC002	34.00	2m/17g/tAu	15-17m
Fromenda	03FBRC069	33.00	12.0m/2.75g/tAu	40.0-52.0m
Fromenda	99RAB024	31.35	1m/31.35g/tAu	71m
Fromenda	FNRC003	31.00	5m/6.2g/tAu
Fromenda	FNBRC010	28.50	5m/5.7g/tAu incl. 1m/24g/tAu	2-7m,2m
Fromenda	99RAB012	28.30	1m/15.4g/tAu,1m/1.4g/tAu,2m/1.3g/tAu,1m/28.3g/tAu	10m,15m,24-26m,41m
Diaso	96RABD028	28.00	4m/7.0g/tAu	4-8m
Fromenda	03JGDDH001	27.88	6.0m/4.67g/tAu	77.6-83.5m
Gemap	98JGRC006	27.51	4m/6.88g/tAu	3-7m
Fromenda	03FBDDH011	27.14	19.5m/1.39g/tAu	14.5-34.0m
Diaso	96RABD025	26.20	4m/6.55g/tAu;4m/2.64g/tAu	36-40m,8-12m
Diaso	99RC064	25.60	8m/3.2g/tAu	31-39m
Diaso	96RABD046	23.94	13m/1.84g/tAu	30-43m
Fromenda	99RAB005	23.00	10m/2.3g/tAu incl. 1m/14.3g/tAu	44-54m,51m
Gemap	98JGRAB153	20.70	20m/1.03g/tAu	0-20m
Fromenda	03FBDDH002	20.13	22.7m/0.89g/tAu	82.2-104.9m
Diaso	96RABD045	19.20	4m/4.79g/tAu	0-4m
Fromenda	99RAB031	17.20	4m/4.3g/tAu	4-8m
Diaso	96RABD004	16.70	4m/16.7g/tAu	0-4m
Fromenda	99RAB042	16.20	3m/5.4g/tAu incl. 1m/13.2g/tAu	9-12m,9m
Fromenda	FNBRC011	15.60	6m/2.6g/tAu incl. 1m/12.5g/tAu, 1m/2.2g/tAu	31-37m,33-34m,41m
Fromenda	FNRC005	14.80	4m/3.7g/tAu
Gemap	98JGRAB083	14.62	4m/3.66g/tAu	36-40
Fromenda	03JGDDH002	14.59	6.5m/2.24g/tAu	95.9-102.4m
Gemap	98JGRC001	14.26	5m/2.85g/tAu	10-15m
Gemap	96JR041	14.20	8m/1.78g/tAu	32-40m
Fromenda	99RAB011	14.00	7m/2g/tAu,1m/2g/tAu	11-18m,36m
Diaso	96RABD041	13.84	20m/0.69g/tAu	12-32m
Gemap	98JGRC002	13.60	1m/13.60g/tAu; 2m/2.46g/tAu	1-2m; 18-20m
Goknet1	97STP001	13.20	4.15m/3.18g/tAu; 1.0m/7.34g/tAu
Diaso	97RC013	12.75	5m/2.55g/tAu	42-64m
Fromenda	FNBRC014	12.00	8m/1.5g/tAu, 5m/1.6g/tAu	4-12m,48-53m
Fromenda	03FBRC048	11.80	10.0m/1.18g/tAu	52.0-62.0m
Diaso	96RABD008	11.76	4m/2.94g/tAu	0-4m
Diaso	97RC024	11.60	1m/11.6g/tAu	18-30m
Diaso	99RC066	11.00	1m/2.4g/tAu,11m/1g/tAu,1m/2.1g/tAu	8m,51-62m,71m
Diaso	97RC004	10.95	5m/2.19g/tAu
Fromenda	03FBRC021	10.56	12.0m/0.88g/tAu	40.0-52.0m
Diaso	97RC019	10.50	5m/2.1g/tAu, 2m/13.4	14.0-16m
Diaso	99RC067	10.20	6m/1.7g/tAu,1m/2.5g/tAu	38-44m,50m
Fromenda	03FBRC023	10.08	12.0m/0.84g/tAu	28.0-40.0m
Diaso	99RC065	10.00	4m/2.5g/tAu	155-159m

Although a gold resource has not yet been defined, the above-noted widespread and significant drill intersections, airborne and ground geophysical targets and extensive gold in soil geochemical anomalies, indicate the presence of a major gold mineralizing system. Management is confident that further detailed exploration utilizing modern deep sensing geophysical techniques and extensive drilling will continue to yield exceptional results.

PMI has an option to earn up to 85% of the interest that Goknet Mining Company Limited, a privately held Ghanaian mineral exploration company, holds in nine exploration concessions and applications. Goknets' interests vary from 85% to 100%, subject to a 10% non-participating interest in favour of the Government of Ghana.

On behalf of the Board,

"Laurie Sadler"

Laurie Sadler
President

For more information please contact:

Laurie Sadler	or	Warwick G. Smith
President		VP Shareholder Communication
Telephone: (604) 681-8069		Telephone: (604) 682-8089
Facsimile: (604) 682-8094		Toll-Free: 1 888 682-8089
Facsimile: (604) 682-8094

Or visit the PMI Ventures Ltd. website at www.pmiventures.com and Goknet Mining website at www.goknet.net

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This news release contains forward-looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements.